                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1 )


                       Odyssey Marine Exploration, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                   Common Stock, $0.0001 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  676118 10 2
--------------------------------------------------------------------------------
                                (CUSIP Number)

                              James E. MacDougald
                       260 First Avenue South, Suite 110
                         St. Petersburg, Florida 33701
                                (727) 823-9292
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               October 12, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

                                 SCHEDULE 13D
CUSIP No. 676118 10 2                                       Page 2 of 7 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MacDougald Family Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                                    (a) [X]
                                                                      (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      MacDougald Family Limited Partnership is organized as a Nevada limited partnership.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          11,253,008
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          11,253,008
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      11,253,008
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      42.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 676118 10 2                                       Page 3 of 7 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MacDougald Management, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                                    (a) [X]
                                                                      (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      MAcDougald Management, Inc. is a Nevada corporation.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          11,253,008
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          11,253,008
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      11,253,008
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      42.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON

14    CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 676118 10 2                                       Page 4 of 7 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James E. MacDougald
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                                    (a) [X]
                                                                      (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          11,253,008
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          11,253,008
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      11,253,008
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      42.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

Item 1.  Security of Issuer

     This Schedule relates to shares of common stock ,$0.0001 par value per share ("Common Stock"), of Odyssey Marine Exploration, Inc., a Nevada corporation (the "Issuer"), whose principal executive offices are located at 3604 Swann Avenue, Tampa, Florida 33609. (This Amendment No. 1 to the Schedule 13D, together with the Initial Schedule 13D filed on March 9, 2001 are referred to herein, collectively, as the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings previously ascribed to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

     On October 12, 2001, MFLP delivered a Notice of Conversion to the Issuer pursuant to which MFLP converted 850,000 shares of Preferred Stock held by MFLP into 8,500,000 shares of Common Stock in accordance with the terms of the Stock Purchase Agreement and the Certificate of Designation. No additional funds were expended by MFLP in connection with its acquisition of the Common Stock. The consideration for the Common Stock was the Preferred Stock tendered by MFLP to the Issuer.

     As a condition and an inducement to MFLP to convert the Preferred Stock, the Issuer and MFLP executed an Amended and Restated Registration Rights Agreement, dated October 12, 2001 ("Amended and Restated Registration Rights Agreement"), pursuant to which the Issuer granted MFLP up to five demand registration rights. Concurrently with the execution of the Amended and Restated Registration Rights Agreement, the Issuer and MFLP entered into the First Amendment to Series B Stock Purchase Agreement, dated October 12, 2001 ("First Amendment to Stock Purchase Agreement"), which eliminated certain of MFLP's rights under the Stock Purchase Agreement. In addition, in connection with the conversion of the Preferred Stock Mr. MacDougald resigned as a director of the Issuer, effective upon conversion of the Preferred Stock. A copy of the Notice of Conversion, Amended and Restated Registration Rights Agreement, First Amendment to Stock Purchase Agreement, and Resignation of Director are attached hereto as Exhibit 5, Exhibit 6, Exhibit 7, and Exhibit 8, respectively.

Item 4.  Purpose of Transaction

          The Common Stock acquired by MFLP pursuant to the conversion of the Preferred Stock has been acquired for investment purposes only. MFLP will continue to monitor its investment in and ownership of the Securities and may, as a result thereof, determine to sell, transfer, or exchange the Securities to affiliates or third parties through private placements or market sales; acquire additional Securities, warrants, or options; or maintain its ownership position.

     As set forth above in Item 3, Mr. MacDougald tendered his resignation as a director of the Issuer in connection with the conversion of the Preferred Stock.

     Except as indicated in the Schedule 13D, the Reporting Persons have no plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

                               Page 5 of 7 Pages

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of Issuer

     (a) As of the date hereof, the Reporting Persons beneficially own an aggregate of 11,253,008 shares of Common Stock (including 1,889,000 shares of Common Stock which may be acquired upon the exercise of Warrants currently owned), which represents approximately 42.7% of the outstanding shares of Common Stock as of October 12, 2001.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Other than the First Amendment to Stock Purchase Agreement, the Director Resignation, and the related documents and the transactions contemplated thereby, as described in Item 3 and Item 4 of the Schedule 13D, the Reporting Persons know of no other contracts, arrangements, understandings or relationships required to be described herein.

Item 7.  Material to Be Filed as Exhibits

     Exhibit 5  Notice of Conversion.

     Exhibit 6 Amended and Restated Registration Rights Agreement, dated October 12, 2001, by and among Odyssey Marine Exploration, Inc. and MacDougald Family Limited Partnership.

     Exhibit 7 Odyssey Marine Exploration, Inc. First Amendment to Series B Convertible Stock Purchase Agreement, dated October 12, 2001, by and among Odyssey Marine Exploration, Inc. and MacDougald Family Limited Partnership.

     Exhibit 8  Resignation of Director.

                               Page 6 of 7 Pages

                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  October 23, 2001                 MACDOUGALD FAMILY
                                         LIMITED PARTNERSHIP

                                         By:  MacDougald Management, Inc.
                                              its General Partner


                                         /s/ James E. MacDougald
                                         -----------------------------------
                                         James E. MacDougald,
                                         President


Dated: October 23, 2001                  MACDOUGALD MANAGEMENT,
                                         INC.


                                         /s/ James E. MacDougald
                                         -----------------------------------
                                         James E. MacDougald,
                                         President


Dated: October 23, 2001                  /s/ James E. MacDougald
                                         -----------------------------------
                                         James E. MacDougald (Individually)

                               Page 7 of 7 Pages

                               INDEX TO EXHIBITS


    Exhibit
    Number                       Description of Exhibits
    -------                      -----------------------
      5       -      Notice of Conversion.

      6       -      Amended and Restated Registration Rights Agreement,
                     dated October 12, 2001, by and among Odyssey Marine
                     Exploration, Inc. and MacDougald Family Limited
                     Partnership.

      7       -      Odyssey Marine Exploration, Inc. First Amendment to
                     Series B Convertible Stock Purchase Agreement, dated
                     October 12, 2001, by and among Odyssey Marine Exploration,
                     Inc. and MacDougald Family Limited Partnership.

      8       -      Resignation of Director